Exhibit 99.1

No. 21/09

IAMGOLD WESTWOOD PROJECT UPDATE AND RESOURCE INCREASE
Aggressive Development Plan Underway to Accelerate the Project

Toronto, Ontario, June 22, 2009 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to provide a project update and announce an increase in the resource base at the Westwood development project located two kilometres from the Company’s Doyon mine in the Abitibi region of Northern Quebec.

“Our most recent Westwood exploration results give us further confidence in Westwood’s ultimate development plan.  Our exploration and development teams achieved significant results and are to be commended,” said Joseph F. Conway President & CEO.  “The acceleration of the project is also a pivotal step in our strategy to maximize the value of our existing assets and infrastructure which will also allow us to strengthen our presence within the Abitibi region.”

HIGHLIGHTS

•	Exploration drilling expenditures at Westwood are expected to be C$7.8 million for 2009.

•	8 drills rigs are currently active (1 on the surface, 7 underground) targeting approximately 73,500 metres in 2009.

•
65,270 metres have been drilled on the project since July 2008.  Approximately 21,109 metres were drilled within known zones to reduce the spacing between drill holes and increase the confidence level in the resources, while approximately 44,161 metres were focused on targeting extensions and defining mineralization potential of the known zones on strike and at depth.

•
Zone 2-30 mineralization was intersected by an exploration drift in June 2008 and mining development along the zone started in September 2008.  The continuity and grade of the mineralization has been demonstrated over a length of 200 metres.  The average grade sampled is roughly 25% higher than expected based on previous diamond drill holes.

Increase in Resources

Mineralized zones are comprised within three main mineralized trends known as Westwood, Zone 2 and North Corridor.

The revised estimate identifies an Inferred Resource of 9.4 million tonnes of mineralization at an average grade of 11.4 g/t Au containing 3.4 million ounces of gold using a 6.0 g/t Au cut-off grade. The revised resource estimate shows a 17% decrease in tonnage (due to reduction of the minimum width from 3 metres to 2 metres and reinterpretation) and a 31% increase in grade, generating a 9% increase in gold ounces from the previous undiluted resource estimate released in July 2008 using a 4.0 g/t Au cut-off grade.  Indicated Resources for a sector of the Zone 2-30 and the Warrenmac deposit are also included in the following table and are in addition to the resources mentioned above.

INFERRED RESOURCES

	Ore zones: Minimum Width = 3m			Ore zones: Minimum Width = 3m			Ore zones : Minimum Width = 2m
	June 2007			July 2008			June 2009
Cut-off g/t Au	Tonnes (000's)	Grade g/t Au	Ounces contained	Tonnes (000's)	Grade g/t Au	Ounces contained	Tonnes (000's)	Grade g/t Au	Ounces contained
2.0	17,274	6.4	3,581,000	16,390	6.9	3,659,000	17,925	8.0	4,616,000
3.0	14,097	7.3	3,313,000	14,182	7.6	3,482,000	16,108	8.6	4,465,000
4.0	11,449	8.2	3,013,000	11,283	8.7	3,154,000	13,654	9.5	4,164,000
5.0	8,996	9.2	2,666,000	9,052	9.7	2,836,000	11,172	10.5	3,766,000
6.0	7,500	9.9	2,400,000	7,586	10.5	2,571,000	9,352	11.4	3,431,000
7.0	6,230	10.8	2,153,000	6,303	11.4	2,300,000	7,548	12.5	3,028,000

ZONE 2-30

	Ore zones: Minimum Width = 3m			Ore zones: Minimum Width = 3m			Ore zones : Minimum Width = 2m
	June 2007			July 2008			June 2009
Cut-off g/t Au	Tonnes (000's)	Grade g/t Au	Ounces contained	Tonnes (000's)	Grade g/t Au	Ounces contained	Tonnes (000's)	Grade g/t Au	Ounces contained
2.0							140	7.7	35,000
3.0							133	8.0	34,000
4.0							122	8.4	33,000
5.0							110	8.8	31,000
6.0							95	9.3	28,000
7.0							76	10.0	24,000

WARRENMAC

298	5.8	56,000	313	6.9	70,000	313	6.9	70,000

The revised resource estimate has been updated using the information from 173,545 metres of diamond drilling from 87 surface holes and 234 underground holes completed since project inception. The limits of gold mineralization have not been completely defined and are open at depth and along strike.

The distance between drill holes varies from 100 to 200 metres except within the delineation drilling area where the spacing varies between 25 and 40 metres.  A portion of the Zone 2-30 was transferred from Inferred to Indicated Resources where the spacing varies from 10 metres to 30 metres and the mineralization continuity and gold grade was demonstrated by an exploration drift.  A 99 g/t Au top cut was used in the estimation for Zone 2, 60 g/t Au over 1 metre for North Corridor and 40 g/t Au over 1 metre was used on Westwood lenses (except WW-25 where 20 g/t Au over 1 metre was used). Tonnages have been based on densities varying from 2.85 to 2.90 tonnes per cubic metre, except for within Warrenmac where 3.60 tonnes per cubic metre and for Westwood lenses where they vary from 2.9 to 3.10 tonnes per cubic metre. The minimum true width used for the estimation is 2.0 metres compared to the 3.0 metres used previously. The gold mineralization is usually contained within 0.1 to 0.3 metre thick veins. We believe that the models used in the past were too diluted compared to the true width of the mineralization. Mining dilution will be added according to the mining method used.

The results are seen as very positive and the losses from changes in the geological interpretation have been more than offset by the discovery of 13 new lenses mainly located in Zone 2 and North Corridor, and extension of existing lenses. The Westwood corridor was impacted negatively for the tonnage and gold content based on the result of new drilling and changes in the geological reinterpretation.  Roughly 400,000 oz of what was considered part of the Westwood lenses were reinterpreted as part of the North Corridor on the eastern side of the Bousquet fault.

The updated drilling program has provided information to substantially improve our understanding of the geology in the three mineralized corridors and the confidence in our geologic model.

Due to the density of the drilling information, the continuity of the identified and modeled structures can only be assumed. Based on the CIM Definition Standards for Mineral Resources and Mineral Reserves, the bulk of the resources at the Westwood Project are classified as Inferred with the exception of the Warrenmac lens and a portion of the Lens 2-30 where sufficient work has been done to define a NI 43-101 compliant Indicated Mineral Resource. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of it will be upgraded to an Indicated or Measured Mineral Resource with continued exploration.  Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure.

Revised Scoping Study planned for Q4 2009

As a result of the Company’s aggressive development plan, a revised scoping study for the entire project is expected to be completed during Q4 2009. Additional information gathered from the delineation program has improved the geological model, which will be used in the study.

Next Steps

The 2009 drilling program will total more than 73,500 metres before year-end, using eight drills either on the surface or underground. The program will focus on finding additional resources and increasing our level of confidence in the current resources by reducing the spacing between holes in the delineated lenses. The particular targets are the extensions of the two new lenses above the 14th level and a sector not yet drilled between the Doyon mine and the western portion of Westwood.

All permits required for boring of the main ventilation raise (scheduled to start in August 2009) and for the shaft sinking have been received.  Construction began in June 2009 and the underground development work is continuing as planned.

Technical Information and Qualified Person/Quality Control Notes

The mineral resource estimates contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).  The technical information in this news release, including the information that relates to geology, drilling, mineralization and mineral resource estimates at the Westwood development project is based on information prepared under the supervision of, or has been reviewed by Réjean Sirois Eng., Manager - Mine Geology employed by IAMGOLD Corporation. The foregoing person is a "qualified person" for the purposes of National Instrument 43-101 with respect to the mineralization being reported on. The technical information has been included herein with the consent and prior review of the above noted qualified person. The qualified person has verified the data disclosed underlying the information or opinions contained herein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources" , that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Report on Form 40-F. A copy of the 2008 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Forward Looking Statement

This press release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “continue”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “plan” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD’s most recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

For further information please contact:

IAMGOLD Corporation:

Joseph F. Conway
President  & CEO
Tel: (416) 360-4712
Toll-free: 1 888 IMG-9999
Tamara Brown
Director, Investor Relations
Tel: (416) 360-4743
Toll-free: 1 888 IMG-9999

Please note:
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